September 21, 2005

Board of Managers
Sage Multi-Strategy Fund, L.L.C.
909 Third Avenue
28th Floor
New York, New York 10022

To the Board of Managers:

          Robeco USA, L.L.C. herewith purchases limited liability company interests ("Interests") of Sage Multi-Strategy Fund, L.L.C., a Delaware limited liability company (the "Fund"), in exchange for a capital contribution to the Fund of $100,000.

          In connection with such purchase, Robeco USA, L.L.C. represents that such purchase is made for investment purposes by Sage Capital Management without any present intention of selling such Interests.

                                     Very truly yours,

                                     Robeco USA, L.L.C.


                                     By:   /s/ ROLAND TOPPEN
                                           ---------------------------
                                     Name:    Roland Toppen
                                     Title:   Chief Financial Officer